AH 9/5/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054079

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2002 WASH. D.C. 180

SEC FILE NUMBER
8- 44414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GATES CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE, 22nd FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOUNG WHI KIM (212) 661-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.WEISER & CO.LLP
(Name – *if individual, state last, first, middle name*)

3000 MARCUS AVENUE	LAKE SUCCESS	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, YOUNG WHI KIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES CAPITAL CORPORATION, as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Tres.

Title

Notary Public

JAMES M. KENEALLY
Notary Public, State of New York
No. [illegible]4817888
Qualified in Richmond County NASSAU
Commission Expires April 30, 1998 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) ~~A copy of the SIPC Supplemental Report~~.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES CAPITAL CORPORATION
GOVERNMENT AND TAX EXEMPT SECURITIES

100 PARK AVENUE
NEW YORK, NY 10017
212-661-8686
FAX:212-370-0153

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

* * * * * * * * * * * * * * * * * * *

GATES CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$	285,115
Deposit with clearing organization		100,000
Remarketing fees receivable		124,527
Good faith deposit		49,020
Securities owned, at market value		3,956,521
Interest receivable		63,586
Receivable from broker-dealers		18,835
Notes receivable		210,000
Due from related parties		53,034
Fixed assets, net		94,242
Other assets		33,681
	$	4,988,561

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing organization	$	675,480
Securities sold, not yet purchased, at market value		103,998
Accrued expenses and other liabilities		1,018,440
Deferred remarketing fees		264,636
Income taxes payable		46,135
Deferred tax liability		21,800
		2,130,489
Stockholders' equity:		
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,251,082
Retained earnings		1,984,996
		3,241,078
Less: Stock subscriptions receivable		(383,006)
		2,858,072
	$	4,988,561

The accompanying notes are an integral part of this financial statement.

GATES CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

GATES Capital Corporation (Company) was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on the trade-date basis. Securities inventory is valued at market. The resulting difference between cost and market is included in trading revenue.

Investment banking revenues include gains, losses and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date; sales concessions on settlement date; and, underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets which range from 5 to 7 years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 3,640,876	$ 103,998
U.S. government obligations	69,903	
Corporate obligations	195,148	
Certificates of deposit	50,594	
	$ 3,956,521	$ 103,998

4. NOTES RECEIVABLE:

The Company has made loans totaling $210,000 to three employees/stockholders. The notes bear interest at the average prime rate, which was 4.75% at June 30, 2002, and is collateralized by the borrowers' shares of the Company's stock. The notes mature at various times through June 30, 2007. In the event that the borrower resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest becomes due immediately.

5. DUE FROM RELATED PARTIES:

Due from related parties include amounts due for administrative services provided to an affiliated company under common ownership. These services amounted to $120,000 and have been reflected as a reduction in the corresponding expense.

6. FIXED ASSETS, NET:

A summary of fixed assets, is as follows:

Office and computer equipment	$ 307,217
Furniture and fixtures	23,879
	331,096
Accumulated depreciation	(236,854)
	$ 94,242

7. STOCK SUBSCRIPTIONS RECEIVABLE:

Stock subscriptions receivable consist of notes issued by six officer/employees for the purchase of the Company's stock from treasury. Payments of principal are to be made periodically in the amount of 25% of any cash bonus, dividend or remuneration other than salary or reimbursement of expenses. The remaining balance, if any, is due at various times through January 1, 2006. Interest at the average prime rate, which was 4.75% at June 30, 2002, is payable annually. In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest becomes due immediately.

8. CLEARANCE AGREEMENT:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing broker. As part of the agreement, the clearing broker executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing broker for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing broker provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (4.5% at June 30, 2002). At June 30, 2002, the Company had a balance of $675,480 payable to the clearing broker.

9. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2002, the Company had net capital, as defined, of $2,095,384 which exceeded the required minimum net capital of $100,000 by $1,995,384. Aggregate indebtedness at June 30, 2002 totaled $1,329,211. The ratio of aggregate indebtedness to net capital was 0.63 to 1.

10. LEASE:

The Company is obligated under noncancellable operating leases for its office space, which provides for payments of specific amounts subject to escalation based on certain operating costs.

Future minimum annual rental payments under the leases, which expire at various times through September 29, 2006, are $274,528.

Future minimum annual rental income under a sublease agreement, which expires on September 29, 2006 is $95,352.

11. PROFIT-SHARING PLAN:

The Company sponsors a defined contribution profit sharing plan. The plan covers all eligible employees who have attained the age of 21 and have completed one year of service. Participants will be fully vested upon entering the plan. Participants qualify for benefits upon reaching the age of 60.

Contributions are at the discretion of the board of directors and are subject to limitations as prescribed by the Internal Revenue Service.

12. INCOME TAXES:

The Company uses the asset and liability method to calculate deferred tax asset and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

The Company has a capital loss carryover in the amount of $50,693, which expires on June 30, 2006.

A deferred tax liability has been established to account for temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes. In addition, a deferred tax asset has been established for the future benefit expected as a result of a capital loss carryover.

A valuation allowance has been set up for the tax benefit arising from this capital loss carryover as it is more likely than not that the Company will not fully utilize this capital loss carryover.

The net deferred tax liability at June 30, 2002 consists of the following:

		Amount
Deferred tax asset	$	26,600
Deferred tax liability		(21,800)
Valuation allowance		(26,600)
Net deferred tax liability	$	(21,800)

13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

Transactions with the clearing broker may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. The Company also engages in the trading of securities such as short options and futures. There were no open options and futures contracts at June 30, 2002.

The Company transacts its business with customers located primarily in the New York metropolitan area.

The Company has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

****

The Company's Statement of Financial Condition as of June 30, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation as of June 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

M. R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
August 19, 2002